Plandel Resources, Inc.
123 W Nye Lane, Ste 129
Carson City NV 89706

June 3, 2011
Ms. Caroline Kim
US Securities and Exchange Commission
Washington DC 20549

Re:	Plandel Resources, Inc.
File No 333-168079

Ms. Kim:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, (the Act”) the undersigned, Plandel Resources, Inc. (the “Issuer”), hereby requests that the effectiveness of its registration statement (File No. 333-168079 (the “Registration Statement”) be accelerated to Friday, June 3, 2011 at 4pm EDT.

The Issuer is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Issuer acknowledges that:

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Should the US Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly Plandel Resources, Inc.

By:	/s/ Mario S. Gregorio
Mario S. Gregorio,
Chief Executive Officer and President